082-03277

TESCO

10015922

15 June 2010



## TESCO PLC

## FIRST QUARTER INTERIM MANAGEMENT STATEMENT

## SOLID GROWTH IN GROUP SALES – UP 8.2%

SUPPL

**Chief Executive, Terry Leahy commented:**

"Tesco has made a solid start to the new financial year. We're making good progress with our strategy: investing in the shopping trip for customers; driving strong productivity gains; growing space and winning market share. The long-term global recovery is well underway although the pace and strength of economic recovery varies across our markets. We're in good shape and well-positioned to deliver further growth as the economic environment continues to improve."

### GROUP SALES

Group sales for the thirteen weeks ending 30 May 2010 increased by 8.2% driven by all parts of our strategy. Growth excluding petrol was 6.9%.

### GOOD PROGRESS IN INTERNATIONAL MARKETS

The longer-term trends in our international business remain encouraging as the global recovery takes hold. Although a number of short-term factors have impacted certain markets this quarter, the underlying direction of improving performance remains. Total international sales increased by 11.9% at actual exchange rates, excluding petrol (5.3% at constant exchange rates).

The sales performance in Asia was encouraging, with 15.4% growth (4.9% at constant exchange rates). Growth was supported by new store openings across the region, although it was held back temporarily by the effects of political uncertainty in Thailand and Korea, which are now easing.

In Europe, sales excluding petrol grew by 7.3% (4.3% at constant exchange rates). Ireland's impressive sales recovery continued, offset by a late spring in Central Europe, the period of mourning in Poland and the ongoing economic difficulties in Hungary.

International like-for-like sales performance was steady compared with the previous quarter and was broadly flat overall - slightly negative in Asia and slightly positive in Europe.

In the United States, sales were up 37.8% (40.6% at constant exchange rates), with high single digit like-for-like sales driven primarily by increased customer numbers.

### SOLID PERFORMANCE IN UK

The UK business continues to perform well, growing faster than the industry as a whole. Total sales including VAT and petrol grew by 6.5%.

Whilst overall like-for-like sales growth – at 3.8% including petrol – has remained strong in the quarter, higher fuel costs have meant that customers have had to shift some of their spending to petrol at the expense of their normal shopping. This, combined with very low food inflation – resulting from unusually high levels in the same period last year – constrained our ex-petrol like-for-like-sales growth to 1.1%, 0.1% VAT-adjusted.

dlw 6/23

Although customers in the UK continue to face some uncertainties about their personal finances going forward, we continue to see evidence of a steady consumer recovery. For example, we're continuing to see good growth in our Finest range and non-food like-for-like sales growth remained positive during the quarter; our market share in games, which doubled last year, continues to grow and our sales of televisions are up strongly as a result of our successful World Cup marketing campaign.

Clubcard is going from strength to strength as Double Points helps to increase the level of customers' engagement with Clubcard and appreciation of the great rewards on offer. The number of families redeeming points is more than 20% higher than this time last year and we're seeing an increase in the proportion of points spent on 'rewards' such as our cinema ticket with Cineworld for just £3 worth of vouchers.

Tesco Bank continues to make good progress in the development of its own infrastructure with systems testing underway and recruitment of staff for its new operational centres well advanced. We're growing the number of customer accounts and there is an encouraging trend in the level of bad debts.

**OUTLOOK**

Operationally the business is performing in line with expectations and the outlook for the year as a whole remains unchanged.


**Contacts:**

| | | |
|---|---|---|
| Investor Relations: | Mark George | 01992 644 800 |
| | Steve Webb | 01992 644 800 |
| Press: | Jonathan Church | 01992 646 606 |
| | Angus Maitland, Maitland | 020 7379 5151 |